[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 12, 2005

VIA HAND DELIVERY AND EDGAR

Mr. Christian Windsor

Division of Corporation Finance

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	BlackRock, Inc.

Registration Statement on Form S-3 (Filed May 12, 2005)

File No. 333-124843

Form 10-K for Year Ended December 31, 2004

Form 10-Q for Quarter Ended March 31, 2005

Dear Mr. Windsor:

On behalf of BlackRock, Inc. (the “Company”), a Delaware corporation, we hereby electronically transmit, pursuant to Regulation S-T promulgated by the Securities and Exchange Commission (the “Commission”), pre-effective Amendment No. 2 to the Registration Statement on Form S-3 (Registration No. 333-124843), initially filed with the Commission on May 12, 2005, relating to the resale by various selling securityholders of $250,000,000 aggregate principal amount of 2.625% Convertible Debentures due 2035, and up to 3,222,050 shares of the Company’s class A Common Stock, par value $0.01 per share. In addition, we are responding, on behalf of the Company, to the comments of the staff of the Commission (the “Staff”) set forth in your letter dated August 9, 2005 (the “Comment Letter”).

Each of the numbered comments below relates to the corresponding numbered comment in the Comment Letter and is immediately followed by the response to such comment.

Overview, page 1

1.	We refer to your response to comment 4 regarding the use of non-GAAP measures for operating income, net income and diluted earnings per share for the five year period ended December 31, 2004 in the summary selected financial date table on page 2. In this regard, please explain to us:

•	The analysis you used and the authoritative literature you relied on to state there are no material limitations with respect to the use of these non-GAAP measures.

•	Consider in your response the guidance in SEC Release No. 34-47226, “Conditions for Use of Non-GAAP Financial Measures”; Item 10(e) of Regulation S-K and the general disclosure requirements of Regulation G with respect to the presentation of non-GAAP financial measures so as not to make them misleading.

We note the Staff’s comment and direct the Staff to the enhanced disclosure in the last sentence in the first paragraph below the table in Annex A attached hereto (“Annex A”), which the Company will include in future filings.

2.	We note the five-year selected financial data table on page 2 compares unadjusted historical information for the years 2000 to 2003 with non-GAAP measures for 2004. In this regard, please provide us with a draft of the following revisions to this table to be included in future filings in order to clearly differentiate non-GAAP measures with historical financial trends of the Company:

•	Label the columns of financial information for fiscal years 2000 through 2003 as historical information and provide a footnote to state that the information was derived from the audited financial statements and do not include any non-GAAP measurements.

We note the Staff’s comment and direct the Staff to the disclosure in the table in Annex A. We believe that the new table clearly differentiates between GAAP and non-GAAP measures. The Company will include the new table in future filings.

•	Provide in this section a reconciliation of the $255,384 of Operating Income, as adjusted for 2004 with the $165,798 of Operating Income, GAAP basis for 2004. As an alternative, consider cross referencing to the reconciliation of Operating Income, GAAP basis to Operating Income, as adjusted for 2004 on page 29 of MD&A.

We note the Staff’s comment and direct the Staff to the disclosure in the last paragraph of Annex A where a cross-reference is made to the disclosure on pages 28 and 29 of MD&A. The Company will include such disclosure in future filings.

•	Tell us why in the table on page 2 you labeled the historical operating income for 2000 to 2003 as Operating Income, as adjusted. Tell us and disclose in a footnote to the table in future filings why the table on page 2 does not include the Operating Income, as adjusted for 2002 and

2003, adjusted for appreciation or depreciation of Rabbi Trust Assets that is included in the reconciliation on page 29 of MD&A.

We note the Staff’s comment and direct the Staff to the disclosure in the table and the second paragraph below the table in Annex A. The Company will include such disclosure in future filings.

•	State in a footnote to the table on page 2 that historical operating income for 2004 is 27% lower that historical operating income for 2003 and Operating Income, as adjusted for 2004 is 12% higher than the historical operating income for 2003.

We note the Staff’s comment and direct the Staff to the disclosure in the “2004 vs. 2003” column in the table in Annex A and footnote 1 thereto. The Company will include such disclosure in future filings.

•	Provide in this section a reconciliation of the $177,813 of Net Income, as adjusted for 2004 with the $143,141 of Net Income, GAAP basis for 2004. You may consider cross referencing to the reconciliation of Net Income, GAAP basis to Net income, as adjusted for 2004 on page 28 of MD&A.

We note the Staff’s comment and direct the Staff to the disclosure in the last paragraph of Annex A where we make a cross-reference to the disclosure on pages 28 and 29 of MD&A. The Company will include such disclosure in future filings.

•	Tell us why in the table on page 2 you labeled the historical net income and diluted earnings per share for 2000 to 2003 as Net Income, as adjusted and Diluted Earnings per Shares, as adjusted.

We note the Staff’s comment and direct the Staff to the disclosure in the table in Annex A. We believe that the new table clearly differentiates between GAAP and non-GAAP measures and reflects that there were no adjustments to such line items in 2000 through 2003. The Company will include the new table in future filings.

•	State in a footnote to the table on page 2 that historical net income for 2004 is 8% lower than historical operating income for 2003 and Net Income, as adjusted for 2004 is 14% higher than the historical net income for 2003.

We note the Staff’s comment and direct the Staff to the disclosure in the “2004 vs. 2003” column in the table in Annex A and footnote 2 thereto. The Company will include such disclosure in future filings.

•	Provide in a footnote to the table to state that historical Diluted EPS of $2.17 for 2004 is 8% lower than Diluted EPS for 2003 and Diluted EPS, as adjusted for 2004 is 24% higher than historical Diluted EPS for 2004.

We note the Staff’s comment and direct the Staff to the disclosure in the “2004 vs. 2003” column in the table in Annex A and footnote 3 thereto. The Company will include such disclosure in future filings.

3.	As requested previously, in future filings please provide in a footnote to the table on page 2 the following information regarding these non-GAAP measures:

•	State how management uses these non-GAAP measures to evaluate its business;

•	Describe the economic substance behind management’s decision to use this measure;

•	Disclose the material limitations to using this non-GAAP measure as compared to the most directly comparable GAAP financial measure;

•	State the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	Present the non-GAAP measures in an “Other Data” section to clearly distinguish and highlight the GAAP measures;

•	The “Financial Highlights” section of MD&A on page 27, which includes non-GAAP measures should also be revised for any applicable disclosures.

We note the Staff’s comment and direct the Staff to the enhanced disclosure in the paragraphs below the table in Annex A, which the Company will include in future filings. Regarding the last bullet in the Staff’s comment, the Company will revise such disclosure in future filings.

***

Any questions or comments relating to the foregoing or the enclosed materials should be directed to the undersigned at (212) 735-3669.

Very truly yours,

/S/ TYMOUR OKASHA
Tymour Okasha

cc:	Kathryn McHale,

Division of Corporation Finance

Securities and Exchange Commission

Edwin Adames,

Division of Corporation Finance

Securities and Exchange Commission

John P. Nolan,

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Robert P. Connolly

General Counsel

BlackRock, Inc.

Harris Oliner,

Senior Counsel

BlackRock, Inc.

Richard L. Muglia

Skadden, Arps, Slate, Meagher & Flom LLP

ANNEX A

The selected financial data presented below has been derived in part from, and should be read in conjunction with, the consolidated financial statements of BlackRock and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this filing.

	Selected Financial Results (GAAP)
	2000	2001	2002	2003	2004		2004 vs. 2003	4 Year CAGR
Revenue	$476,872	$533,144	$576,977	$598,212	$725,311		21%	11%
Operating income	$143,038	$170,176	$215,139	$228,276	$165,798	(1)	(27%)	4%
Net income	$87,361	$107,434	$133,249	$155,402	$143,141	(2)	(8%)	13%
Diluted EPS	$1.35	$1.65	$2.04	$2.36	$2.17	(3)	(8%)	13%
Cash and investments	$205,906	$325,577	$465,793	$550,864	$685,170		24%	35%

	Other Data (Non-GAAP)
	2000	2001	2002	2003	2004		2004 vs. 2003	4 Year CAGR
Operating income, as adjusted	$143,038	$170,176	$213,729	$231,417	$255,384	(1)	10%	16%
Net income, as adjusted	$87,361	$107,434	$133,249	$155,402	$177,813	(2)	14%	19%
Diluted EPS, as adjusted	$1.35	$1.65	$2.04	$2.36	$2.70	(3)	14%	19%

(1)	For the year ended 2004, operating income, as adjusted (Non-GAAP) is 54% higher than operating income (GAAP).
(2)	For the year ended 2004, net income, as adjusted (Non-GAAP) is 24% higher than net income (GAAP).
(3)	For the year ended 2004, diluted EPS, as adjusted (Non-GAAP) is 24% higher than diluted EPS (GAAP).

While BlackRock reports its financial results using accounting principles generally accepted in the United States of America (GAAP), management believes that evaluating its ongoing operating results may not be as useful if investors are limited to reviewing only GAAP financial measures. Management reviews Non-GAAP financial measures to assess on-going operations, and for the reasons described below, considers them to be effective indicators, for both management and investors, of BlackRock’s profitability and financial performance over time. Nevertheless, BlackRock’s management does not advocate that investors consider such Non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

Reported operating income (GAAP) includes all compensation related expenses associated with the Long-Term Retention and Incentive Plan (LTIP). Reported operating income (GAAP) also includes appreciation/(depreciation) on Rabbi trust assets related to BlackRock’s Deferred Compensation Plans, which commenced in 2002. Operating income, as adjusted (Non-GAAP) excludes the portion of the LTIP expense that is recorded as compensation expense for BlackRock employees pursuant to the provisions of the LTIP plan, and is to be funded by up to 4 million shares of BlackRock common stock to be surrendered by PNC and distributed by LTIP participants, because these charges, exclusive of the potential impact to participant’s put options, will not impact BlackRock’s book value. A complete discussion of the LTIP plan is included in Note 11 to the consolidated financial statements. Appreciation/(depreciation) on Rabbi Trust assets related to BlackRock’s Deferred Compensation Plans is also excluded from operating income, as adjusted because investment returns on these assets results in a nominal impact on net income.

In addition to the previously noted compensation costs associated with the LTIP, reported net income and diluted earnings per share (GAAP) also include certain charges and gains, the after-tax impact of which management considers to be non-recurring and therefore excludes in assessing on-going profitability. Net income and diluted earnings per share, as adjusted (Non-GAAP), excludes the after-tax impact of LTIP expense to be funded by PNC, professional fees associated with the SSR acquisition, gains recognized on the release of reserves related to New York State and New York City tax audits and a net gain recognized on the sale of BlackRock’s equity interest in Trepp, LLC.

See pages 28 and 29 of Management’s Discussion and Analysis of Financial Condition and Results of Operations for a detailed reconciliation of reported (GAAP) operating income, net income and diluted earnings per share to adjusted (Non-GAAP) operating income, net income and diluted earnings per share.